FOR IMMEDIATE RELEASE



                 ASARCO ACCEPTS GRUPO MEXICO OFFER;
               TERMINATES AGREEMENT WITH PHELPS DODGE


NEW YORK, N.Y., OCTOBER 25, 1999 -- ASARCO Incorporated (NYSE:AR) and Grupo Mexico , S.A. de C.V. announced today that they have signed a definitive merger agreement under which Grupo Mexico will acquire all of the outstanding shares of common stock of Asarco for $29.75 in cash.

Prior to entering into the agreement with Grupo Mexico, Asarco terminated its merger agreement with Phelps Dodge Corporation in accordance with the terms of that agreement. Upon termination, Asarco paid to Phelps Dodge the termination fee of $30 million required under the Phelps Dodge merger agreement.


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